United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Alcatel announces a convertible bond issue and launches a repurchase program
Alcatel changes the maturity of the bond issued today to January 1, 2011
Alcatel announces the successful completion of the Euro 1 billion convertible bond issue into new or existing shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: June 4th, 2003	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel announces a convertible bond issue into new or existing shares of approximately Euro 1 billion

and launches a repurchase program of outstanding bonds maturing in 2004-2005

This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

In the United Kingdom, this press release is for distribution only to persons specified in Articles 19 to 49 of the Financial Services and Markets Act 2000 (Financial promotion) Order 2001. The securities specified in this press release may be subscribed exclusively by such persons.

This document is not for distribution in the United States, Canada, Australia and Japan.

The offer and sale of the bonds in France will be made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds will be offered to the public in France only after receipt of a visa on the prospectus from the Commission des opérations de bourse (“COB”).

Paris, June 3, 2003 — Following the Board of Director’s decision on June 2, 2003, Alcatel (CGEP :PA) announces a convertible bond issue into new or existing shares (OCEANE) for approximately Euro 1 billion which may be increased up to Euro 1.15 billion by exercise of an over-allotment option. The bonds will have a nominal value of Euro 16.18 which represents a 100% premium over the closing share price on Euronext Paris on June 2, 2003 and will carry a fixed annual interest of 4.75%. The bonds will be redeemed at par on January 1, 2013.

The bonds can be converted into treasury stock. However, if they were fully converted into new shares, the maximum dilution will be limited to approximately 4.7%, with issuance of approximately 62 million shares which can be increased up to approximately 71 millions shares.

This offering takes advantage of positive market conditions to further strengthen Alcatel’s financial flexibility thanks to the significant lengthening of its debt maturity at a lower interest rate than the current average rate.

The offering will initially be opened to qualified investors (outside the United States, Canada and Japan) only. Following the offer to qualified investors, a prospectus will be submitted to the visa of the COB in order to allow subscription by the public for a period of three business days.

The proceeds of this issue will be used primarily to the partial repurchase of three Alcatel bonds maturing in 2004 and 2005.

This buy-back will be open to qualified institutional investors. Price and amount of bought-back bonds will be fixed upon the orders booked at the end of the offering. In a second phase the individuals will be able to sell their bonds with the same conditions in a public offering. The total repurchase amount shall not exceed Euro 525 million with a 50% threshold applicable to each bond issue. During the public offering, the individuals will be allowed to bring their bonds at the same conditions as those determined for qualified investors.

To this end, an information memorandum (“Note d’Information”) shall be submitted to the visa of the COB.

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final and definitive offering terms and conditions are different from those described above; the amount of shares created as a result of the offering is different from that described above; the offering does not provide Alcatel with the financial results or other benefits it expects; as well as the risks described in the documents Alcatel has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders may obtain a free copy of documents filed by Alcatel with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Alcatel. Alcatel does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of Euro 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, http://www.alcatel.com

Alcatel Press Contact
Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com

Principal terms and conditions

Issuer	ALCATEL (Premier Marché of Euronext Paris S.A. — Sicovam Code 13000)

Expected total nominal value of the issue	EUR 1 billion which may be increased to EUR 1.15 billion if the over-allotment option is exercised by the Joint Lead Managers and Joint-Bookrunners.

Number of Bonds to be issued	Between 61,804,697 and 71,075,401 (including upon exercise of over-allotment option).

Nominal value per Bond	The nominal value is EUR 16.18, representing a premium of 100% over the closing price of an Alcatel share on June 2, 2003.

Issue date and settlement date	June 12, 2003.

Annual interest	4.75 per cent. per annum, payable annually in arrears on January 1, of each year. The first payment will be made on January 1, 2004, and calculated pro rata temporis

Term of the Bonds	9 years and 203 days from the expected settlement date.

Redemption at maturity	Redemption in full on January 1, 2013.

Annual gross yield to maturity	4.75%

Conversion and/or exchange of the Bonds for new and/or existing shares of Alcatel	Bondholders may elect to receive shares, at any time from the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company.

Alcatel may, at its option, deliver new shares or existing shares or a combination thereof.

Early redemption at the Company’s option	The Company may redeem the Bonds:
• at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer;

• from June 12, 2007 until December 31, 2012, subject to a minimum one month prior notice,

at an early redemption price equal to the nominal value plus interest accrued between the last interest payment date preceding the early redemption date and the effective redemption date,

– if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the opening quoted price of an Alcatel share on the Premier Marché of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected by the Company from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption exceeds 125 per cent. of such early redemption price of the Bonds;

• at any time, at the early redemption price as defined above plus the accrued interest from the last interest payment date preceding the early redemption until the effective redemption date, if less than 10% of Bonds originally issued remain outstanding.

Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the prospectus

Subscription period	The offer to qualified institutional investors will take place on June 3, 2003.

The offer to the public should be open when the final terms of the offer are fixed and upon delivery of the visa by the COB on the prospectus, i.e. from June 4, 2003 to and including June 6, 2003

Listing of the Bonds	For indicative purposes only, expected to be June 12, 2003

Applicable Law	French Law.

The placement of the Bonds is carried out by:

Credit Suisse First Boston	SG Corporate & Investment Banking

Joint Lead Managers and Joint Bookrunners

Press release

Alcatel changes the maturity of the bond issued today to January 1, 2011

This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

In the United Kingdom, this press release is for distribution only to persons specified in Articles 19 to 49 of the Financial Services and Markets Act 2000 (Financial promotion) Order 2001. The securities specified in this press release may be subscribed exclusively by such persons.

This document is not for distribution in the United States, Canada, Australia and Japan.

The offer and sale of the bonds in France will be made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds will be offered to the public in France only after receipt of a visa on the prospectus from the Commission des opérations de bourse (“COB”).

Paris, June 3, 2003 — Given the institutional investors’ feedback and market conditions, the maturity of the bond issued today is fixed to January 1, 2011 (previously January 1, 2013) and the non-call protection period is extended to 5 years (previously 4 years).

Other terms and conditions remain unchanged.

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final and definitive offering terms and conditions are different from those described above; the amount of shares created as a result of the offering is different from that described above; the offering does not provide Alcatel with the financial results or other benefits it expects; as well as the risks described in the documents Alcatel has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders may obtain a free copy of documents filed by Alcatel with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Alcatel. Alcatel does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of Euro 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com

Principal terms and conditions

Issuer	ALCATEL (Premier Marché of Euronext Paris S.A. — ISIN Code FR0000130007)

Expected total nominal value of the issue	EUR 1 billion which may be increased to EUR 1.15 billion if the over-allotment option is exercised by the Joint Lead Managers and Joint-Bookrunners.

Number of Bonds to be issued	Between 61,804,697 and 71,075,401 (including upon exercise of over-allotment option).

Nominal value per Bond	The nominal value is EUR 16.18, representing a premium of 100% over the closing price of an Alcatel share on June 2, 2003.

Issue date and settlement date	June 12, 2003.

Annual interest	4.75 per cent. per annum, payable annually in arrears on January 1, of each year. The first payment will be made on January 1, 2004, and calculated pro rata temporis

Term of the Bonds	7 years and 203 days from the expected settlement date.

Redemption at maturity	Redemption in full on January 1, 2011.

Annual gross yield to maturity	4.75%

Conversion and/or exchange of the Bonds for new and/or existing shares of Alcatel	Bondholders may elect to receive shares, at any time from the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company.

Alcatel may, at its option, deliver new shares or existing shares or a combination thereof.

Early redemption at the Company’s option	The Company may redeem the Bonds:
• at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer;

• from June 12, 2008 until December 31, 2010, subject to a minimum one month prior notice, at an early redemption price equal to the nominal value plus interest accrued between the last interest payment date preceding the early redemption date and the effective redemption date,

– if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the opening quoted price of an Alcatel share on the Premier Marché of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected by the Company from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption exceeds 125 per cent. of such early redemption price of the Bonds;

• at any time, at the early redemption price as defined above plus the accrued interest from the last interest payment date preceding the early redemption until the effective redemption date, if less than 10% of Bonds originally issued remain outstanding.

Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the prospectus

Subscription period	The offer to qualified institutional investors will take place on June 3, 2003.

The offer to the public should be open when the final terms of the offer are fixed and upon delivery of the visa by the COB on the prospectus, i.e. from June 4, 2003 to and including June 6, 2003

Listing of the Bonds	For indicative purposes only, expected to be June 12, 2003

Applicable Law	French Law.

The placement of the Bonds is carried out by:

Credit Suisse First Boston	SG Corporate & Investment Banking

Joint Lead Managers and Joint Bookrunners

Press release

Alcatel announces the successful completion of the Euro 1 billion convertible bond issue into new or existing shares

This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

In the United Kingdom, this press release is for distribution only to persons specified in Articles 19 to 49 of the Financial Services and Markets Act 2000 (Financial promotion) Order 2001. The securities specified in this press release may be subscribed exclusively by such persons.

This document is not for distribution in the United States, Canada, Australia and Japan.

The offer and sale of the bonds in France has been made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds will be offered to the public in France based on a prospectus (visa from the Commission des Opérations de Bourse (“COB”) n°03-508).

Paris, June 3, 2003 —Alcatel (CGEP :PA) successfully completed the Euro 1 billion convertible bond issue into new or existing shares. The nominal value and issue price of the bonds is Euro 16.18 which represents a 100% premium over the closing share price on Euronext Paris on June 2, 2003. The bonds carry a fixed annual interest of 4.75%. The bonds will be redeemed at par on January 1, 2011.

Following the successful offer to qualified investors, a prospectus has received the COB visa n°03-508 in order to allow subscription by the public for a period of three business days starting on 4th June 2003.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of Euro 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, http://www.alcatel.com

Alcatel Press Contact
Aurélie Boutin	Tel: +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com